UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

20110010

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2011

Dear Mr. Dunn:

This is in response to your letter dated January 10, 2011 concerning the shareholder proposal submitted to JPMorgan Chase by John Harrington. We also have received a letter on the proponent's behalf dated January 28, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

February 17, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 10, 2011

The proposal requests that the board "adopt principles for national and international reforms to prevent illicit financial flows" based upon the principles specified in the proposal.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7), as relating to JPMorgan Chase's ordinary business operations. In this regard, we note that the proposal relates to principles regarding the products and services that the company offers and that it does not focus on a significant social policy issue. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

January 28, 2011

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to J.P. Morgan Chase & Co. regarding principles for national and international reforms to prevent illicit financial flows by John C. Harrington

Ladies and Gentlemen:

John Harrington (the "Proponent") is the beneficial owner of common stock of J.P. Morgan Chase & Co. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponents to respond to the letter dated January 10, 2011, sent to the Securities and Exchange Commission Staff (the "Staff") by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2010 proxy statement by virtue of Rule 14a-8(i)(7) (that the resolution is addressed to Citigroup's "ordinary business") and Rule 14a-8(i)(3) (that the Proposal is vague and indefinite).

We have reviewed the Proposal and the letter from the Company. Based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2010 proxy materials and that it is not excludable by virtue of those Rules.

Pursuant to Staff Legal Bulletin 14D, a copy of this letter is being e-mailed concurrently to Martin Dunn of O'Melveny & Myers LLP.

SUMMARY OF OUR RESPONSE

The Proposal requests that the Board of Directors adopt principles for national and international reforms to prevent illicit financial flows. Thus, the proposal seeks to have the board formulate a principled position on systemic, industry-wide public policy issues.

The Proposal is consistent with other proposals seeking adoption of reform principles on healthcare and global warming by company boards of directors. Even though those proposals touched on matters that could otherwise be seen as ordinary business (employees' health care and environmental management), because they properly addressed a significant social policy issue and did not micromanage (such as requiring other specific

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

actions or implementation by the company), they were found by the Staff to be not excludable under the ordinary business exclusion.

The subject matter of the Proposal is a priority public policy issue for the Obama administration and the focus of an investigation of the Senate Committee on Homeland Security and Governmental Affairs, Permanent Subcommittee on Investigations (the "Senate Subcommittee"), which issued a staff report on the topic on February 4, 2010 in conjunction with a committee hearing. Due to gaps in national and international rules, illicit funds from drug smuggling, political bribes, and arms trading are making their way from the developed world into US bank accounts. The Senate Subcommittee report shows how numerous holes in the public policy environment of international finance prevent effective accountability of financial flows that eventually find their way to the banking sector. The Senate investigation found that banks are currently at the mercy of unregulated and under-regulated third parties in the weak regulatory environment in which they operate. In order to stem illicit financial flows in the global economy, significant reforms are needed at national and international levels – issues outside of the control of any individual banking institution.

The Senate Subcommittee investigation also demonstrates the nexus to the Company. In particular, the investigation shows that these public policy issues have touched upon the Company, whose accounts have been rendered vulnerable to underregulated third-party activities involving illicit financial flows.

The terms of the Proposal are adequately defined and therefore are not vague or indefinite. The terms are sufficiently defined in the Proposal to allow shareowners to understand what they are voting on, especially given the focus of the proposal on the Board only developing principles "based upon" the recommendations but not necessarily equivalent to them. The task of implementation by the Company is simply for the Board to adopt principles of reform. Thus the Proponent has struck the legally appropriate balance between the extremes of micromanagement or vagueness – pointing the directors, with operational flexibility, in the direction of broad policy reforms on which shareholders seek a Board declaration.

For the convenience of the Staff, the Proposal is enclosed as Attachment A.

ANALYSIS

I. The proposal addresses a significant social policy issue, and does not micromanage, and therefore is not excludable under the ordinary business exclusion.

The Proponents and the Company agree that a proposal that raises a "significant social policy issue" will not be excluded on the ground that it involves matters of ordinary business. We also agree that shareholder proposals that raise significant policy issues may be excluded if they seek to micromanage the Company. At issue is how to apply these general principles to shareholder proposals requesting that a company adopt principles for national and international reforms to prevent illicit financial flows. Does the proposal address a significant social policy issue? Does it avoid micromanagement? We believe that the answer to both questions is affirmative, and thus the proposal is not excludable.

A. Similar proposals for policy reform principles on global warming and health care demonstrate appropriate parameters for policy reform proposals that are not excludable under the ordinary business exclusion or other exclusions.

In recent years, the Staff has found that proposals asking a Board of Directors to adopt principles for policy reforms on global warming and health care were not excludable on the basis of ordinary business. The proposals provided a model for the current proposal, and thus it should be viewed in light of those recent decisions.

In the Staff decision in *Safeway* (March 17, 2010) the proposal urged the Board of Directors (the "Board") to adopt principles for national and international action to stop global warming, based upon the following six principles:

1. Reduce emissions to levels guided by science to avoid dangerous global warming.
2. Set short- and long-term emissions targets that are certain and enforceable, with periodic review of the climate science and adjustments to targets and policies as necessary to meet emissions reduction targets.
3. Ensure that states and localities continue their pioneering efforts to address global warming.
4. Establish a transparent and accountable market-based system that efficiently reduces carbon emissions.
5. Use revenues from the carbon market to:
• Keep consumers whole as our nation transitions to clean energy;
• Invest in clean energy technologies and energy efficiency measures;
• Assist states, localities and tribes in addressing and adapting to global warming impacts;
• Assist workers, businesses and communities, including manufacturing states, in a just transition to a clean energy economy;
• Support efforts to conserve wildlife and natural systems threatened by global warming; and
• Work with the international community, including business, labor and faith leaders, to provide support to developing nations in responding and adapting to global warming. In addition to other benefits, these actions will help avoid the threats to international stability and national security posed by global warming.
6. Ensure a level global playing field by providing incentives for emission reductions and effective deterrents so that countries contribute their fair share to the international effort to combat global warming.

The company challenged that resolution with ordinary business and vagueness arguments. The issue of climate change was seen as a significant policy issue, and the request to adopt reform principles was an approach that did not micromanage the company. Notably, the level of detail of the proposal was deemed sufficient and not vague or indefinite.

The health care reform principles proposal requested that various companies' Boards of Directors "adopt principles for comprehensive health care reform":

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and suitable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered and equitable.

There have been many challenges to that proposal in which the Staff rejected ordinary business assertions. *CBS* (March 30, 2009), *Bank of America Corporation* (Feb. 17,2009); *United Health Group Incorporated* (Apr. 2, 2008, subsequently excluded on reconsideration on (i)(10) grounds, Apr. 15, 2008); *General Motors Corporation* (March 26, 2008); *Exxon Mobil Corporation* (February 25, 2008); *General Motors Corporation* (Feb. 25, 2008); *Xcel Energy Inc.* (February 15, 2008); *UST Inc.* (February 7,2008); *The Boeing Company* (February 5, 2008); *United Technologies Corporation* (January 31, 2008)), while only two were excluded on ordinary business grounds *CVS Caremark Corporation* (January 31,2008, reconsideration denied February 29, 2008); *Wyeth, Inc.* (February 25, 2008). As pointed out by the proponent in CBS, the distinction between proposals successfully challenged on ordinary business and those that were not is that the two proposals that were found excludable asked for the company to do more than adopt a set of reform principles– they also asked for disclosure of implementation actions. Requesting disclosure of implementation actions appears to cross the line to ordinary business.

In the Staff ordinary business decisions on policy reform proposals, a distinction has been made between proposals which require implementing action by a company and its management, and those which ask the Board of Directors to develop and take a policy stance. Notable in both the healthcare and the climate change proposals, as well as in the present Proposal, the request to adopt principles of reform does not micromanage the actual position taken by the Board, or prescribe implementing actions. Instead, a list of principles is included as an exemplary, rather than as a directive. These proposals are an effort by shareholders to ask the Board of Directors to give attention to and provide leadership in addressing public policy needs relevant to the business; at the same time, the proposals leave discretion for the Board to determine the exact content of their principled stance.

B. Legislative and administrative initiatives of the US government demonstrate that the subject matter of the proposal is a priority social policy issue.

1. President Obama has made this subject matter a priority issue for his administration.

On November 12, 2010, President Obama joined other G-20 leaders in releasing a comprehensive Action Plan to strengthen anti-corruption efforts worldwide. With this "Kleptocracy" initiative, the President and the G-20 signaled their commitment to fighting corruption in the public and private sectors and ensuring that corrupt officials cannot access US financial institutions or find safe haven in the US. The agenda announced that day was built on three pillars: (1) a common approach to building an effective global anti-corruption regime, the principles of which are enshrined in the provisions of the UN Convention against Corruption (UNCAC); (2) specific commitments to show collective leadership by taking action in high priority areas that affect the nations' economies; and (3) a commitment to directly engage private sector stakeholders in the development and implementation of innovative and cooperative practices in support of a clean business environment.

According to a news release on the White House website[1] "the central challenge in driving forward this agenda is not in figuring out what needs to be done. The UNCAC, the Anti-Bribery Convention, and the Financial Action Task Force, among other instruments, outline the necessary steps and set in place clear and high standards. Our collective challenge is to summon the political will to embrace these instruments and standards, strengthen them where appropriate, but most importantly take actions to effectively implement them."

As detailed further below, the endorsement by the President of the recommendations of the Financial Action Task Force is consistent with the Proposal.

The US Kleptocracy Asset Recovery Initiative was initially announced by Attorney Gen. Eric Holder, AG Eric Holder, who stated that among other things the initiative

> … will strengthen current efforts to promote good governance and to combat and prevent the costs and consequences of public corruption.
>
> Today, when the World Bank estimates that more than one trillion dollars in bribes are paid each year out of a world economy of 30 trillion dollars, this problem cannot be ignored. And this practice must never be condoned. As many here have learned – often in painful and devastating ways – corruption imperils development, stability, competition, and economic investment. It also undermines the promise of democracy.

[1] http://www.whitehouse.gov/the-press-office/2010/11/12/g-20-fact-sheet-a-shared-commitment-fighting-corruption

> As my nation's Attorney General, I have made combating corruption, generally and in the United States, a top priority. And, today, I'm pleased to announce that the U.S. Department of Justice is launching a new Kleptocracy Asset Recovery Initiative aimed at combating large-scale foreign official corruption and recovering public funds for their intended – and proper – use: for the people of our nations. We're assembling a team of prosecutors who will focus exclusively on this work and build upon efforts already underway to deter corruption, hold offenders accountable, and protect public resources.
>
> And although I look forward to everything this new initiative will accomplish, I also know that prosecution is not the only effective way to curb global corruption. We will continue to work with ... governments to strengthen the entire judicial sector, a powerful institution in our democracy which depends on the integrity of our laws, our courts, and our judges. We must also work with business leaders to encourage, ensure, and enforce sound corporate governance. We should not, and must not settle for anything less. [2]

2. Senate investigative report highlights systemic failures and nexus to Bank of America.

The Senate Subcommittee, chaired by Carl Levin, issued a Majority and Minority Staff Report on February 4, 2010 in conjunction with a committee hearing at which Bank of America was required to testify. The report, Keeping Foreign Corruption Out of the United States: Four Case Histories (the "Senate Subcommittee Report"), noted the apparent incapacity of major banks to control the flow of illicit funds into their accounts. It should be noted that in 2004 the Senate Subcommittee conducted an investigation of Riggs Bank, finding a substantial role of that bank in the transfer of funds from corrupt politically exposed persons, including Chilean dictator Augusto Pinochet, helping him hide millions of dollars in assets from international prosecutors while he was under house arrest in Britain. These disclosures had a devastating impact on the Riggs Bank. Thus, the interest of the Senate Subcommittee in these matters is long-standing, and the gravity of concerns raised by these illicit financial flows should not be underestimated.

Despite the efforts of banks to engage in due diligence and compliance practices, the policy environment in which financial institutions do business causes the banks to be unwitting accomplices in numerous illicit transactions.

For instance, the report found instances of J.P. Morgan Chase involvement in illicit financial flows. According to the report, Teodoro Nguema Obiang, son of the president of Equatorial Guinea and a Politically Exposed Person (PEP), opened four accounts and three

---

[2] http://www.justice.gov/ag/speeches/2010/ag-speech-100725.html

CDs at JP Morgan Chase, the accounts totaling about $75,000 in 2003, and the CDs of $1.7 million in 2002.

Another instance involved Omar Bongo, President of Gabon. On December 18, 2007, Yamilee Bongo-Astier, the daughter of President Omar Bongo of Gabon, moved over $800,000 into an account at JP Morgan Chase following Commerce Bank's decision to close her accounts and block wire transfers from Gabon. The report states that the bank was not aware of her relationship to President Bongo or her PEP status. The bank allowed Ms. Bongo-Astier to make large cash deposits, receive wire transfers from foreign countries, and purchase large cashier's checks, despite her portrayal as an unemployed student.

The Senate Subcommittee Report found that lawyers, realtors and escrow agents frequently assisted in the transfer of illicit funds--often in the absence of legal obligations that would require them to do otherwise.

The report also noted that U.S. financial institutions were in some instances relying on vendors to screen clients for PEPs, but that those lists and vendors were using incomplete and unreliable lists.

The recommendations of the shareholder resolution were based on policy recommendations proposed by the Senate Subcommittee's Report.[3] The recommended policy reform principles would increase awareness of and vigilance against abuses among third parties with whom financial institutions interface on a regular basis. The following is a description of the basis for each of the principles.

- That there should be established by governments or other third parties an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry.

The Senate Subcommittee's Report recommends that Congress enact laws to require financial institutions to use "reliable PEP databases to screen clients."[4] The reason for this recommendation is that some of the databases relied upon by financial institutions are currently unreliable. Currently, the ability of financial institutions to rely on a "reliable PEP database" is limited by the degree to which a third party database provider makes his database reliable, and there is currently insufficient legal standards or government scrutiny of such databases to ensure their reliability. A 2009 World Bank paper relating to PEPs stated that many banks had been calling for a publicly created and administered PEP database.[5]

[3] Staff of the Permanent Subcommittee on Investigations, 111th Cong., Keeping Foreign Corruption Out of the United States: Four Case Studies 7-8 (Comm. print 2010) (*hereinafter* "Senate Subcommittee Report"). http://hsgac.senate.gov/public/index.cfm?FuseAction=Files.View&FileStore_id=2de71520-5901-4a31-98ad-5138aebc49c2

[4] Senate Subcommittee Report at 7.

[5] Theodore Greenberg et al., Stolen Asset Recovery, Politically Exposed Persons, A Policy Paper on

- That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to strict anti-money laundering safeguards.

Recommendations 2, 3 and 7 of the Senate Subcommittee's Report suggested additional measures that could be taken to subject realtors, escrow agents and attorneys and their client accounts to anti-money laundering safeguards.[6] With respect to realtors and escrow agents, the Senate Subcommittee's Report provides examples of how the services of realtors and escrow agents were engaged by foreign officials to purchase assets worth millions of US dollars.[7] Anti-money laundering laws have historically identified realtors and escrow agents[8] as professions that are at high-risk for money laundering.[9] In 2001, the USA PATRIOT Act expressly required realtors and escrow agents to establish anti-money laundering programs, however they were given a "temporary" exemption from the requirement that has not been removed.[10] The Senate Subcommittee's Report specifically recommends repealing these exemptions.[11]

With respect to attorneys and client accounts, the Senate Subcommittee's Report recommends that an attorney's client account should be subject to enhanced anti-money laundering monitoring and that attorneys should be required to certify that their client accounts "will not be used to circumvent AML or PEP controls, accept suspicious funds involving PEPs, conceal PEP activity, or provide banking services to PEPs previously excluded from the bank."[12] The rationale behind requiring realtors and escrow agents to comply with anti-money laundering regulations holds true for the legal community as well. Lawyers create accounts for the processing of client funds, which prevents the financial institution from knowing exactly whose money it may be holding and where those funds originated. This poses a significant money laundering risk that was described in detail in the Senate Subcommittee's Report; a risk that is difficult for a financial institution to mitigate without the assistance of attorneys themselves.[13]. Attorneys have already been brought within the anti-money laundering regulations in Europe vis-à-vis the 3rd EU Anti-Money Laundering Directive, demonstrating that this recommendation is both feasible and politically acceptable in economies with well developed financial and legal regimes.[14]

Strengthening Preventative Measures 35 (2009).

[6] Senate Subcommittee Report at 7.

[7] See generally, id.

[8] Referred to as "a business engaged in vehicle sales, including automobile, airplane and boat sales." See 31 USC 5312 (a)(2)(T).

[9] See 31 U.S.C. § 5312(a)(2)(T) and (U); Pep Report at 20.

[10] See 31 U.S.C. § 5318(h); 31 C.F.F. § 103.170; Pep Report at 20.

[11] Senate Subcommittee Report at 8.

[12] Id.

[13] Id. at 31.

[14] See European Parliament and Council Directive 2005/60, ch. I, art. 2 (3)(b) and ch. 3, sec. 1, art. 9(5), 2005 O.J. (L 309).

- That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations.

The United States is a member of the Financial Action Task Force (FATF), the internationally recognized, intergovernmental anti-money laundering standard setting body. FATF defines a beneficial owner as "the natural person(s) who ultimately owns or controls a customer and/or the person on whose behalf a transaction is being conducted. It also incorporates those persons who exercise ultimate effective control over a legal person or arrangement."[15] FATF Recommendation 33 mandates that countries ensure "that there is adequate, accurate and timely information on the beneficial ownership and control of legal persons that can be obtained or accessed in a timely fashion by competent authorities."[16] It is suggested that countries provide financial institutions with access to this information for the purpose of complying with their customer due diligence requirements.[17] The United States was deemed "non-compliant" with Recommendation 33 in 2006, and no U.S. legislative or regulatory action has been taken to address the problem since that date.[18] The result of the U.S.'s failure to comply with Recommendation 33 is that financial institutions are left to shoulder the burden of identification of the beneficial owners of entities opening or maintaining accounts at their institutions, as required by U.S. law and FATF Recommendation 5.[19] In response to this lack of compliance with international standards and pursuant to its investigations, the Senate Subcommittee also recommended in the Senate Subcommittee Report that "Congress should enact legislation requiring persons forming U.S. corporations to disclose the names of beneficial owners of those U.S. corporations."[20]

C. Recent Staff precedents support treating the subject matter, a systemic concern regarding the global financial system, as a significant social policy issue.

An important and relevant example of a recent Staff decision involving the Company in which a significant social policy outweighed the ordinary business considerations was the decision in *Citigroup Inc.* (February 23, 2010). That proposal sought a report on Citigroup's "policy concerning the use of initial and variance margin (collateral) on all over the counter derivatives trades and its procedures to ensure that the collateral is maintained in segregated accounts and is not rehypothecated." On its face, this request

[15] Money Laundering, Glossary to the 40 Recommendations, Financial Action Task Force; available at http://www.fatf-gafi.org/glossary/0,3414,en_32250379_32236930_35433764_1_1_1_1,00.html#34276864.
[16] FATF 40 Recommendations, Oct. 2003 (including all subsequent amendments until Oct. 2004) (hereinafter "FATF 40 Recommendations"), Financial Action Task Force; available at http://www.fatf-gafi.org/dataoecd/7/40/34849567.PDF (citing Recommendation 33).
[17] See id.
[18] Summary of the Third Mutual Evaluation Report on Anti-Money Laundering and Combating the Financing of Terrorism, United States of America 15, June 23, 2006, Financial Action Task Force.
[19] See FATF 40 Recommendations (citing Recommendation 5).
[20] Senate Subcommittee Report at 8.

might have appeared to be delving into the minutia of corporate decision-making on the form of contracts and transactions engaged in by the firm, but from a practical standpoint the proposal was addressing a core issue in the current financial crisis, the use of a form of transaction that is posing global, systemic risk. The Staff noted that the "proposal raises concerns regarding the relationship between Citigroup's policies regarding collateralization of derivatives transactions and systemic risk," which in the view of the Staff "may raise a significant policy issue for Citigroup."

A similar scenario is presented in the current Proposal. Although the issue of policing client transactions regarding banking might as a general matter be considered ordinary business, when it is connected to the systemic issues that constrain the ability of the bank to prevent illicit transactions, this is a systemic issue beyond the day-to-day operations of the business. This issue has been highlighted by the Senate Subcommittee as a systemic problem. Moreover, JP Morgan Chase & Co. was itself identified by the Senate Subcommittee as one of the banks affected by this systemic issue, so the nexus of the Company and the systemic issue is inescapable.

What the Company cannot do on its own, however, is clean up the environment in which it operates, nor establish a level playing field that ensures that its own activities do not give it a competitive disadvantage when it takes adequate action on its own. Or to put it another way, only the larger policy environment in which these illicit financial flows are regulated can ensure that the industry as a whole, the sector in which the bank functions, is not continually subject to abuses by corrupt dictators, drug runners and arms dealers.

This issue is systemic in much the same way that subprime lending and derivatives trading have been systemic issues. According to the Senate Subcommittee, at least $1 trillion out of the $30 trillion global economy involves the transfer of funds from corrupt transactions. The nongovernmental organization Global Financial Integrity estimated that in 2009 $1.3 trillion passed from developing countries to developed countries in illicit financial flows. [21]

The recent subprime lending crisis occurred because many banks' lending policies deteriorated. As the market for mortgages became saturated, banks increasingly ignored traditional standards for offering mortgages and began aggressively issuing subprime mortgages. Borrowers who were previously unqualified—and who were still very risky—were given loans. Little consideration was given to the effect of these lending policies and practices on the U.S. economy. To make matters worse, Collateral Debt Obligations (CDOs) were used to hide low-class high-default risk investments and generate distortedly high ratings from credit rating agencies. Bank of America reportedly had an $8.2 billion net-exposure to CDOs and subprime assets. A series of individual decisions made within the industry and without adequate regulation led to the disastrous consequences of the current financial crisis. The same is true with regard to illicit financial flows.

[21] Global Financial Integrity, Illicit Financial Flows from Developing Countries: 2000-2009, Update with a Focus on Asia, January 2011.

Despite the Company's assertions to the contrary, the proposal does not attempt to control or manage the Company's day-to-day business decisions. The Proposal addresses broad policy concerns, and does not dictate any management initiatives. The proposal is not directed toward any effort to modify the internal practices of the Company, but only to yield a statement of policy principles by the Board of Directors reflecting changes needed in public policy.

Yet, even some proposals that *have* attempted to drive internal corporate policies and criteria have been found nonexcludable, overcoming ordinary business challenges because they addressed significant social policy issues facing the company. Shareholder proposals relating to investment policy have survived ordinary business arguments in the past. For example, in *Morgan Stanley Dean Witter* (January 11, 1999) and *Merrill Lynch* (February 25, 2000) the Staff concluded that the proposals complied with Rule 14a-8(i)(7) when they requested "the Board to issue a report to shareholders and employees by October 1999, reviewing the underwriting, investing and lending criteria of [the company]--including its joint ventures such as the China International Capital Corporation Ltd.--with the view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation." See also, *College Retirement Equities Fund* (August 9, 1999) (Staff permitted a proposal requesting "that CREF establish and make available a Social Choice Equity Fund") and *Morgan Stanley Africa Investment Fund* (April 26, 1996) (SEC allowed language that focused on the total value of securities from any country not exceeding 45% of the net assets of the fund. In allowing the *Morgan Stanley* language, the SEC noted that it was permissible because it focused on "fundamental investment policies.")

In the present case, the lack of focus on internal corporate practices makes this Proposal even less excludable than these previously allowed proposals. The Proposal builds upon a line of permissible shareholder proposals that focus not only on financial management practices, but also on the larger policy impacts of those practices.

D. The Proposal does not impermissibly relate to legal compliance.

The present resolution does not impermissibly address issues of legal compliance, since it asks the board committee to address policies of reform, applicable to third parties or to the entire industry, not to address the Company's own compliance strategy. The proposal is outward looking--examining critical public policy issues outside of the firm, rather than inward looking, examining the procedures or compliance systems within the firm.

The Company notes that the proposal addresses a compliance issue, for a company in a highly regulated industry with multiple regulators, both domestically and abroad. While not denying that the current policy environment hampers the company's ability to police its transactions, the Company goes on to talk about its compliance systems including the use of due diligence to determine whether there is a reason to investigate "a particular matter." This argument, and the cases cited, ignore the distinction in the present matter, which is that this proposal does not relate to any "particular matters" of internal compliance or even internal policies affecting the day-to-day business of the company. Contrast the present request for public policy principles with reporting on compliance programs *FedEx Corporation* (July 14, 2009), *Coca-Cola Company* (January 9, 2008) or altering compliance procedures, *Yum! Brands* (March 5, 2010)).

The finding of the Senate investigation is that these systems cited by the Company were not up to the task of preventing illicit transactions, because the policy environment in which the Company operates is severely lacking in accountability mechanisms applicable to certain other parties that the bank must transact business with.

Even assuming that the Proposal touches upon compliance related issues, when the subject matter of the resolution addresses transcendent social policy issues, as it does in the present matter, the Staff has often determined that a shareholder proposal can touch on operating policies and legal compliance issues. In *Bank of America Corp.* (February 23, 2006) the Staff denied a no action request for a shareholder proposal which requested that this company's board "develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices" (an illegal practice). The company challenged the proposal on the grounds that the proposal dealt with "a general compliance program," because it sought to ensure that the company did not engage in an illegal practice. The Staff rejected that reasoning. See also *Conseco, Inc.* (April 5, 2001) and *Assocs. First Capital Corp.* (March 13, 2000).

Also, consider *Citigroup Inc.* (February 9, 2001) in which the Staff permitted a proposal that requested a report to shareholders describing the Company's relationships with any entity that conducts business, invests in or facilitates investment in Burma. That proposal also sought specific information about the Company's relationship with Ratchaburi Electricity Generating Co. of Thailand, as well as *explaining why these relationships did not violate U.S. government sanctions.* See also, *Dow Chemical Company* (February 28, 2005) (Staff allowed a proposal that sought an analysis of the adequacy and effectiveness of the "company's internal controls related to potential adverse impacts associated with genetically engineered organisms"); *3M* (March 7, 2006) (Staff allowed a proposal that asked "the Board of Directors to make all possible lawful efforts to implement and/or increase activity on each of the principles named above in the People's Republic of China" including principles that addressed compliance with "China's national labor laws."); *V.F. Corp* (February 14, 2004); *E.I. du Pont de Nemours* (March 11, 2002); *Kohl's Corp.* (March 31, 2000) (Staff allowed a proposal that sought a report on the company's vendor standards and compliance mechanisms in the countries where it sources).

What all of these non-excludable proposals have in common with the current Proposal is that they were addressing significant social policy issues confronting the company, even though they touched upon compliance issues. Whether they addressed genetic engineering, sweatshop/forced labor or predatory lending, the Staff concluded that those proposals were not excludable because they were focused on how the company should address the issues which transcended the day-to-day affairs of the company.

E. Ordinary business precedents cited by the Company that sought specific managerial action on internal matters (micromanagement) are inapplicable to the proposal.

The Company cites prior decisions on money laundering and privacy, and on the subject matter relating to the Company's products and services, which are inapplicable to the present circumstances and proposal, because they involved efforts of shareholder proponents to attempt to micromanage specific actions in the management of a financial institution's business.

For instance, the Company cites *Citicorp* (January 8, 1997) where the proposal requested that the board of directors review the Company's current policies and procedures to monitor the use of accounts by customers to transfer capital in order to combat illegal transactions. The Division found that since the proposal dealt with the conduct of a bank's ordinary business, the monitoring of illegal transactions through customer accounts at the bank, it was excludable. By contrast, the current proposal does not delve into the procedures or policies used by the company to combat illegal transactions; instead the focus is on the public policy environment in which the bank operates, and the need for effective public policies to address systemic failings.

The Company also cites *J.P. Morgan Chase* (February 26, 2007), *Bank of America Corp.* (February 21, 2007) and *Citigroup Inc.* (February 21, 2007) which asked the boards to prepare a report about company policies in place to safeguard against corporate or individual clients seeking to use funds for capital flight or tax avoidance. Again, in contrast to the current proposal, this proposal entailed an inward review of company policies rather than attention to a systemic public policy issue.

The company also cites *Bank of America Corporation* (March 10, 2009) requesting the company's acceptance of matriculate consular cards for identification when providing banking services. Again, the proposal that was found excludable attempted to regulate the manner in which the Company provides products and services to customers, not to adopt a policy position applicable to the broader policy environment.

F. The linkage between the subject matter and issues core to the Company's business and sector demonstrates the nexus of the significant policy issue to the Company, rather than that the proposal is excludable as ordinary business.

A proposition advanced by the Company is that the subject matter of the proposal is excludable under the ordinary business exclusion because it relates to products and services of the Company. As stated above, although the subject matter of the proposal may touch on these ordinary business matters, because its core focus is on a significant social policy issue, it is nevertheless not excludable. In this instance, the relevance of the subject matter to the

Company's provisions and relationships actually helps to demonstrate the nexus of the significant social policy issue raised by the proposal to the Company.

The series of instances of financial maneuvers via third parties outside of the Company's control identified in the Senate Subcommittee report represent issues that are unregulated in the Company's environment, making it extremely difficult in some cases to avoid issues like handling bribes and drug money from foreign leaders. The only way of bringing these relationships into accountability would be a body of public policy that does not currently exist.

Apparently ignoring the findings of the Senate subcommittee, the Company asserts that a nexus does not exist in this case. **As detailed above, the Senate Investigation found instances in which illicit financial flows reached J.P. Morgan Chase & Co. accounts, contributed to by the set of systemic public policy failures identified in the subcommittee's report.**

II. The proposal is not impermissibly vague or indefinite.

The Company goes on to assert that it may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9. The pivotal question is whether stockholders voting on the proposal, or the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty what actions or measures the proposal requires. See Staff Legal Bulletin No. 14B (CF). The Company goes to lengths to squeeze legislative level questions about the principles of reform suggested in the proposal.

The same arguments asserting vague and indefinite language regarding similar proposals, at a similar level of principled guidance, were made and rejected in the Health Care Principles and Global Warming policy reform proposals which were found nonexcludable by the Staff. *Safeway* (March 17, 2010), regarding global warming principles and *Wendy's* (February 13, 2008) regarding the health care principles. Where the thrust of those proposals was on getting the company to adopt its own policy principles, detailed inquiries regarding the precise language of exemplary concepts on which reform principles were to be based upon– asking questions about those concepts at a legislative level of detail -- did not lead to a finding that those proposals were impermissibly vague. The definitions regarding suggested areas of reform included in the current proposal are at the same level of detail as in those other proposals.

The **lack of directives on implementation** of the reform principle proposals ***were actually a necessary element in finding those proposals to be not excludable.*** When similar proposals seeking the adoption of health care principles also asked the Company to report on implementation, the Staff found such proposals excludable as crossing the line into ordinary business. *CVS Caremark Corporation* (January 31, 2008), reconsideration denied (February 29, 2008); *Wyeth, Inc.* (February 25, 2008). So the dividing line between a proposal addressing "principles for policy reform" and a proposal that inappropriately addresses issues of "lobbying" had to do with whether it necessitated reporting on or addressing an implementation approach. In each of the proposals which were found not to be excludable, no more guidance was given than in the current proposal regarding how the company should go about implementing the proposal to adopt principles of reform.

The Company queries the specific terms of the proposal at length, raising the kinds of questions that would be appropriate for defining legislation or regulations. In contrast, the proposal merely seeks for the Company to take a big picture position on policy issues "based on" the principles included in the proposal. If the proposal were asking the Company to support specific legislation, or to adopt these principles as stated, then these questions would be relevant, but because the nature of the request is a broad set of policy principles "based on" the ideas in the proposal, this level of detailed parsing of terms and possible definitions is clever, but ultimately inapplicable.

The Company asserts that the proposal is impermissibly vague citing other Staff decisions in which vagueness was found due, for instance, to reliance on external references unavailable to the reader of the proposal. For instance the Company notes that "politically exposed persons" could vary slightly in definition under the USA PATRIOT Act and European law.

In the present matter, however, unlike prior decisions cited by the Company, there is no attempt to rely on external definitions to define these terms for the Company or shareholders. To the contrary, the term "politically exposed persons" contains an adequate definition of the term within the four corners of the proposal. The proposal states clearly that

> Among the needed solutions are measures to more effectively scrutinize transactions by "politically exposed persons" (PEPs) -- defined as individuals who have held positions of public trust such as elected or appointed government officials, senior executives of government corporations, politicians and leading political party officials, etc., and their families and close associates.

This leaves no substantial question for shareholders or the company as to what the term "politically exposed persons" means within the context of the proposal. Thus the proposal is not confusing but rather adequately informative in terms of the range of policy issues that the Company's board would be asked to address in developing its own set of policy reform principles based on the items listed in the Proposal.

Similarly, the term "illicit financial flows" is not vague, reading the proposal as a whole, but is easily understood within the context of the proposal which describes the kinds of illicit financial arrangements of concern to the proponent. For instance the proposal notes in second paragraph that "Senate investigators have uncovered numerous examples of the U.S. financial system being used to receive wire transfers from embargoed countries, launder drug money, harbor the proceeds of illegal arms deals and purchase airplanes and mansions with money stolen by corrupt foreign officials." A reasonable shareholder can understand how, in the context of this discussion, "illicit financial flows" are a serious and self-defined public policy concern for this sector.

The unsuccessful use of this kind of attack can be seen in a number of other cases in which shareholders filed similar proposals. See, for instance, *Yahoo! Inc.* (April 16, 2007), seeking to raise questions about the definition of "human rights."

III. Conclusion

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rules 14a-8(i)(7) or 14a-8(i)(3).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Martin Dunn, O'Melveny and Myers LLP
John Harrington, Harrington Investments

Attachment A
Text of the Shareholder Proposal

WHEREAS:
The reputation of the U.S. financial industry is under significant pressure in the wake of both the global financial crisis and recent enforcement actions against financial institutions for tax evasion, money laundering and other malfeasance.

Although the U.S. is traditionally seen by the world as a leader in anti-corruption and financial transparency initiatives, recent investigations by law enforcement and Senate investigators have uncovered numerous examples of the U.S. financial system being used to receive wire transfers from embargoed countries, launder drug money, harbor the proceeds of illegal arms deals and purchase airplanes and mansions with money stolen by corrupt foreign officials.

Financial institutions have been the subject of a number of regulations over the past decade aimed at curtailing such abuses. The fact that they are still occurring, and that the amount of money involved is significant, suggests that policies covering a broader range of financial actors are needed to address the continuing problems in a holistic manner.

In addition, given the international integration of the global financial system and the U.S. role as a leader in providing global financial services, the success of initiatives pursued in the U.S. depends upon implementation of similar guidelines and frameworks worldwide. As a result, it is imperative that new public policy measures also be pursued in international fora.

Among the needed solutions are measures to more effectively scrutinize transactions by "politically exposed persons" (PEPs) -- defined as individuals who have held positions of public trust such as elected or appointed government officials, senior executives of government corporations, politicians and leading political party officials, etc., and their families and close associates. Under current U.S. law, PEP status indicates that a person is at higher risk for money laundering, and that a financial institution should consider additional measures to monitor his or her accounts.

The financial industry can only benefit from promoting public policies that begin to address some of the external factors that contribute to the flow of illicit funds through the financial system.

RESOLVED:
Shareholders request that the Board adopt principles for national and international reforms to prevent illicit financial flows, based upon the following four principles:

• That there should be established by governments or other third parties an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry.

• That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to strict anti-money laundering safeguards.

• That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations.

• That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms.

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

January 10, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of John Harrington
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by John Harrington (the ***"Proponent"***) from the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the "***2011 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On November 11, 2010, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2011 Proxy Materials. The Proposal reads as follows:

"RESOLVED:

Shareholders request that the Board adopt principle for national and international reforms to prevent illicit financial flows, based upon the following four principles:

- That there should be established by governments or other third parties an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry.
- That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to strict anti-money laundering safeguards.
- That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such equity or exercising de facto control over its policies or operations.
- That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms."

II. EXCLUSION OF THE PROPOSAL

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2011 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(3), as the Proposal is materially false and misleading.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7), as It Deals With Matters Relating to the Company's Ordinary Business Operations

A company is permitted to exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the Board of Directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

1. It is the subject matter of the Proposal, not the specific action requested, that dictates the application of Rule 14a-8(i)(7)

As addressed below, the Proposal relates to the Company's ordinary business operations -- specifically, the financial services it offers to its customers and its compliance with laws and regulations. As a threshold matter, however, it is important to note it is the subject matter of the Proposal, not the specific action requested, that dictates the application of Rule 14a-8(i)(7) to the Proposal.

The subject matter of the Proposal -- policies and regulations to curb "illicit financial flows" -- clearly is a matter relating to the Company's ordinary business. In this regard, the Commission stated in 1983:

> "In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form Special Committees to study a segment of their business would not be excludable under rule 14a8-([i])(7). Because this interpretation raises form over substance and renders the provisions of paragraph ([i])(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under rule 14a-8([i])(7)."[1]

Applying the Commission's 1983 statement to the Proposal renders a clear conclusion -- if the subject matter of the Proposal is not a "significant social policy issue," it is the subject matter of the Proposal and not the specific action requested that is to be considered in determining the application of Rule 14a-8(i)(7). As neither the Commission nor the Staff has determined that measures to prevent "illicit financial flows" is a "significant social policy issue" for purposes of Rule 14a-8(i)(7), the subject matter of the Proposal is to be considered in determining whether the proposal deals with a matter that relates to the ordinary business operations of the Company. *See Citicorp* (January 8, 1997) (concurring in the exclusion of a proposal seeking a report on the company's policies and procedures to monitor the use of accounts by customers to transfer

---

1 *See* SEC Release No. 34-20091 (August 16, 1983).

capital under the predecessor to Rule 14a-8(i)(7) as relating to the conduct of the ordinary business operations of the company (i.e., monitoring illegal transfers through customer accounts)) and *Bank of America Corp.* (February 21, 2007) (discussed below).

The manner of implementing the Proposal, whether it is the issuance of a report or the formation of a special committee as discussed by the Commission, or the adoption of principles as provided in the Proposal, is irrelevant to the application of Rule 14a-8(i)(7) to the Proposal. The subject matter of the Proposal relates to the Company's ordinary business operations. Specifically, a significant portion of the Company's business is providing products and services to customers and other participants in the "financial system" in compliance with legal requirements designed to curb the movement of illicit funds through financial institutions. As explained in the Supporting Statement, the subject matter of the Proposal is "the flow of illicit funds through the financial system." Applying the Rule 14a-8(i)(7) analysis mandated by the Commission to the subject matter of the Proposal and the Company's ordinary business operations results in a straightforward question that determines the application of Rule 14a-8(i)(7) to the Proposal -- do the laws, regulations and procedures designed to prevent illicit financial flows in the U.S. and internationally relate to the ordinary business operations of a company in the business of providing financial services in the U.S. and internationally? Only if the answer to that question is "no" can it be concluded that the Company may not exclude the Proposal in reliance on Rule 14a-8(i)(7). We believe that the answer to that question is "yes" and, as such, the Company may properly exclude the Proposal in reliance on Rule 14a-8(i)(7).

The Company is a global financial services firm that specializes in investment banking, financial services for consumers, small business and commercial banking, financial transaction processing, asset management, and private equity. As such, the Proposal relates to the Company's ordinary business operations because it involves the Company's decisions as to whether to offer particular products and services to its customers, the manner in which the Company selects those products and services, and the manner in which the Company complies with the laws and regulations put in place to prevent money laundering and other prohibited activities. Indeed, these decisions are precisely the kind of fundamental, day-to-day operational matters meant to be covered by the ordinary business operations exception under Rule 14a-8(i)(7).

2. The Proposal may be omitted in reliance on Rule 14a-8(i)(7) because it relates to the Company's products and services

Similar concerns as those raised by the Proposal and Supporting Statement were raised in *JPMorgan Chase & Co.* (February 26, 2007), *Bank of America Corp.* (February 21, 2007), and *Citigroup Inc.* (February 21, 2007). In these situations, the companies received three nearly identical shareholder proposals requesting a report on policies against the provision of services that enabled capital flight and resulted in tax avoidance. In its no-action request regarding the shareholder proposal, Citigroup expressed its view that "policies governing whether Citigroup will engage in any particular financial service for our clients are formulated and implemented in the ordinary course of the Company's business operations" and requested exclusion of the proposal because it "usurps management's authority by allowing stockholders to manage the banking and financial relationships that the Company has with its customers." The Staff concurred with the views of each of these three companies that the proposals could be omitted in reliance on Rule 14a-8(i)(7) as related to ordinary business operations (i.e., the sale of particular services). As in these situations, the Proposal seeks policies regarding the Company's basic business decisions as to which products and services to offer, to whom to offer those products and services, and the manner in which it should best satisfy its legal obligations to screen and monitor customer activities for illegal activities.

In *Bank of America Corporation* (March 10, 2009), the Staff concurred with the view that a proposal requesting the termination of the company's acceptance of matricula consular cards for identification when providing banking services could be omitted in reliance on Rule 14a-8(i)(7) as relating to the ordinary business operations (i.e., the sale of a particular service). In that matter, the supporting statement to that proposal asserted: "Since the U.S. government believes that the matricula consular cards are primarily used by illegal aliens, the Bank should not be accepting such cards as proper identification for its customers. The Bank encourages illegal immigrants to use its services and consequently their residency [by accepting matricula cards as a form of identification]." Despite the proponent's view that Bank of America's actions promoted "illegal activity," the Staff concurred that decisions regarding the types of identification to accept for banking services were ordinary business matters. Similarly, the Supporting Statement cites "recent investigations...hav[ing] uncovered numerous examples of the U.S. financial system being used to receive wire transfers from embargoed countries, launder drug money, harbor the proceeds of illegal arms deals and purchase airplanes and mansion with money stolen by corrupt foreign officials" as support for the view that the financial industry could benefit from promoting public policies that address some of the external factors that contribute to the flow of illicit funds. Consistent with Commission statements and prior Staff precedent, however, the manner in which the Company provides products and services to it customers, including determinations regarding the sort of information to require of new customers and the safeguards to put in place to monitor customer accounts, is precisely the type of ordinary business matters addressed in Rule 14a-8(i)(7).

Because the Proposal and Supporting Statement address ordinary business matters relating to the provision of products and services, the Proposal may be properly omitted in reliance on Rule 14a-8(i)(7).

3. *The Proposal may be omitted in reliance on Rule 14a-8(i)(7) because it relates to the Company's legal compliance program*

The Proposal requests that the board adopt principles for reform to prevent illicit financial flows. The Supporting Statement notes that such reforms are necessary due, in part, to "recent enforcement actions against financial institutions for tax evasion, money laundering and other malfeasance." As a global financial services firm, the Company is subject to myriad international, federal, and state laws and regulations. As part of its ordinary day-to-day business, the Company has established mechanisms to monitor its compliance with its legal requirements and to determine whether there is any need for an investigation into a particular matter. The Proposal's focus on compliance with or adoption of new laws intended to prevent illicit financial flows impermissibly interferes with the discretion of Company's management in this highly complex business area.

The Staff has taken the position that a proposal presenting very similar issues to the Proposal could be omitted in *H.R. Block, Inc.* (June 26, 2006). In *H.R. Block, Inc.*, the company expressed its view that a proposal seeking to establish a special committee of independent directors to review the company's sales practices after allegations of fraudulent marketing by New York State Attorney General Elliot Spitzer related to the company's ordinary business operations. In particular, H&R Block argued that "the examination of company practices for compliance with various regulatory requirements should properly be left to the discretion of the company's management and board of directors." Similarly, the Proposal seeks to address a perceived deficiency in the manner in which the Company (and other financial institutions and actors in financial transactions) comply with existing laws and regulations to prevent "tax evasion, money laundering and other malfeasance."

The Company believes that omission of the Proposal is further supported by a long line of Staff precedent recognizing that proposals addressing a company's compliance with state and federal laws and regulations relate to ordinary business matters. *See, e.g., Yum! Brands, Inc.* (March 5, 2010) (concurring in the omission of a proposal seeking management verification of the employment legitimacy of all employees in reliance on Rule 14a-8(i)(7) because it concerned the company's legal compliance program); *Johnson & Johnson* (February 22, 2010) (same); *FedEx Corporation* (July 14, 2009) (concurring in the omission of a proposal seeking establishment of a committee to prepare a report on the company's compliance with state and federal laws governing proper classification of employees and independent contractors in reliance on Rule 14a-8(i)(7) because it concerned the company's general legal compliance program); *The AES Corporation* (March 13, 2008) (concurring in the omission of a proposal seeking an independent investigation of management's involvement in the falsification of environmental reports in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program); *Coca-Cola Company* (January 9, 2008) (concurring in the omission of a proposal seeking adoption of a policy to publish an annual report on the comparison of laboratory tests of the company's product against national laws and the company's global quality standards in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program); *The AES Corporation* (January 9, 2007) (concurring in the omission of a proposal seeking establishment of a committee to monitor the company's compliance with applicable laws, rules, and regulations of the federal, state, and local governments, and the company's Code of Business Conduct and Ethics in reliance on Rule 14a-8(i)(7) because it concerned the company's general conduct of a legal compliance program).

The Proposal seeks Company action with regard to the flow of illicit funds through the financial system, including promoting strict adherence to anti-money laundering safeguards by actors in financial market transactions. As part of its ordinary day-to-day business, the Company has established policies and procedures reasonably designed to ensure its compliance with its legal obligations relating to the subject matter of the Proposal. Specifically, the Company has a global anti-money laundering and anti-terrorist financing policy (the "Policy") that is reviewed and approved annually by the Board of Directors. The Policy sets minimum standards for anti-money laundering compliance -- including comprehensive know-your-customer requirements and politically exposed persons identification and control requirements -- that apply to all locations in which the Company operates. Additionally, comprehensive corporate standards, which provide more granular anti-money laundering compliance requirements, have been established pursuant to the Policy and likewise apply globally. Further, each of the Company's lines of business has issued a business-specific policy that implements the Policy and corporate standards and includes any local requirements that may be unique to a specific jurisdiction in which the Company operates. These line-of-business policies must be reviewed and approved annually by corporate compliance and senior line-of-business leaders. Moreover, the Company has established a robust control framework designed to ensure compliance with the Policy and other relevant internal policies and procedures. The framework includes a comprehensive anti-money laundering risk assessment performed annually by each line of business; an annual global training program; control testing performed by compliance teams; independent testing of these controls by internal audit; extensive transaction monitoring and suspicious activity reporting; and extensive day-to-day compliance oversight.

Because the Proposal seeks to impact the Company's implementation of its legal compliance program, the Proposal may be properly omitted under Rule 14a-8(i)(7).

4. Conclusion

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(7).

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as It Is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (September 15, 2004) ("***SLB 14B***"), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also Philadelphia Electric Company* (July 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991).

In no-action letters issued both before and after the publication of SLB 14B, the Staff has consistently permitted the exclusion of a proposal as vague or indefinite where the proposal references outside sources and therefore fails to disclose to shareholders key definitions that are part of the proposal. In these circumstances, shareholders do not know with reasonable certainty what actions the proposal requires. For example, in *Citigroup Inc.* (February 22, 2010), the Staff concurred that the company could omit a proposal seeking to amend the company's bylaws to establish a board committee on "US Economic Security" under Rule 14a-8(i)(3) as vague and indefinite. Citigroup asserted that the proposal was not only vague regarding whether it required or recommended action, but also the term "US Economic Security" could be defined by any number of macroeconomic factors or economic valuations, making the proposal's objective unclear. *See also Boeing Corporation* (February 9, 2004) (permitting exclusion of a proposal as vague and indefinite where the proposal merely stated that the standard of independence was that set by the Council of Institutional Investors (***"CII"***)); *Schering-Plough Corporation* (March 7, 2008) (same). Further, the Staff has consistently permitted exclusion even where the proposal provided a summary of the applicable definition of a key term. *See Bank of America Corporation* (February 2, 2009), *Citigroup Inc.* (February 5, 2009), *PG&E Corporation* (March 5, 2009) (permitting exclusion where the proposal provided only a brief summary of the CII standard for independence).

The Proposal seeks adoption of principles for national and international reforms to "prevent illicit financial flows," based on four principles:

- establishing of a database of "politically exposed persons" accessible to all financial institutions to enable "consistently rigorous due diligence across the industry";
- subjecting "other actors in financial market transactions" by "public policy" to "strict anti-money laundering safeguards";
- requiring all privately held corporations seeking "access to US financial markets" to disclose the names of natural persons having a substantial economic interest or exercising *de facto* control over such entity or its policies and operations; and
- the U.S. government to implement these principles through its policies and by "advocating for appropriate international mechanisms."

Each of the terms or phrases in quotations above are impermissibly vague and indefinite such that the entire Proposal is materially false and misleading and any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal. Although the Proposal asks only that the Board "adopt principles" on reforms described therein, it is imperative that shareholders and the Company know the scope of the principles that the Board is being asked to adopt. In this regard, neither the Proposal nor the Supporting Statement define or explain the terms "illicit financial flows," "other actors in financial market transactions," and "strict anti-money laundering safeguards." Moreover, the Proposal and Supporting Statement provide no guidance on the intended meaning of such terms as enabling of "consistently rigorous due diligence across the industry," subjecting certain "actors" to regulation by "public policy," seeking "access to US financial markets," or to advocate "for appropriate international mechanisms."

The Proposal seeks the adoption of principles for national and international reforms to prevent "illicit financial flows." However, neither the Proposal nor the Supporting Statement defines the fundamental term "illicit financial flows." The Supporting Statement references enforcement actions against financial institutions for tax evasion, money laundering and "other malfeasance" and investigations that have uncovered examples of "the U.S. financial system" being used to receive wire transfers from embargoed countries, launder drug money, harbor proceeds of illicit arms deals, and purchase luxury goods with stolen money. The Supporting Statement, however, provides no factual basis for these assertions and makes no attempt to define "the U.S. financial system." Instead, the Supporting Statement vaguely describes "enforcement actions" and "investigations" that give rise to the "imperative that new public policy measures be pursued in international fora." The failure to provide any meaning to these terms renders the entire Proposal impermissibly vague and indefinite in that neither shareholders in voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would know with reasonable certainty the scope and meaning of the "national and international reforms to prevent illicit financial flows" that the board is being requested to adopt.

In addition, the Proposal requests that the Board adopt principles relating to the establishment "by governments or other third parties [of] an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry." The Supporting Statement defines "politically exposed persons (PEPs)" as "individuals who have held positions of public trust such as elected or appointed government officials, senior executives of government corporations, politicians and leading political party officials, etc., and their families and close associates."[2] The Supporting Statement goes on to note that under "current US law, PEP status indicates that a person is at higher risk for money laundering, and that a financial institution should consider additional measures to monitor his or her accounts." In fact, the term "politically exposed persons" is not defined under U.S. law, but is used mainly in anti-money laundering legislation in Europe. Although this term is similar to the term "Senior Foreign Political Figures," defined in Section 312 of the U.S. Patriot Act,[3] the definition of a "Senior Foreign Political Figure" varies significantly from the definition of a PEP provided in

---

2 Contrary to the discussion in the Supporting Statement, the most common definition of the term "PEP," as established by the Financial Action Task Force, is "individuals who are or have been entrusted with prominent public functions in a foreign country, for example Heads of State or of government, senior politicians, senior government, judicial or military officials, senior executives of state owned corporations, important political party officials. Business relationships with family members or close associates of PEPs involve reputational risks similar to those with PEPs themselves. The definition is not intended to cover middle ranking or more junior individuals in the foregoing categories." *See* http://www.fatf-gafi.org/glossary/0,3414,en_32250379_32236930_35433764_1_1_1_1,00.html.

3 The Patriot Act defines a "Senior Foreign Political Figure" as a "current or former senior official in the executive, legislative, administrative, military, or judicial branches of a foreign government, whether or not they are or were elected officials; a senior official of a major foreign political party; and a senior executive of a foreign government-owned commercial enterprise and immediate family members of such individuals, and those who are widely and publicly known (or actually known) close associates of a senior foreign political figure." This definition also includes a corporation, business, or other entity formed by or for the benefit of such an individual. "Senior executives" are individuals with substantial authority over policy, operations, or the use of government-owned resources. *See* http://www.sec.gov/about/offices/ocie/aml2007/fincen-factsheet1205.pdf at page 4.

the Supporting Statement. For example, current U.S. law (i.e., the Patriot Act) applies only to a "current or former *senior official* in the executive, legislative, administrative, military, or judicial branches of a *foreign government*" and "*immediate family members* of such individuals," while PEPs, as defined in the Supporting Statement, encompasses all elected or appointed government officials, politicians and leading political party officials and their families -- i.e., the Supporting Statement's definition is not limited to individuals associated with foreign governments, to *senior* government officials, politicians or political party officials, or to the *immediate* family members of such individuals. As such, shareholders would be misled by the statements in the Supporting Statement suggesting that a PEP, as defined therein to refer to any foreign or domestic elected or appointed government official at any level of government, is considered a person at higher risk for money laundering under "current U.S. law." The term "politically exposed persons" is fundamental to the scope and intent of the Proposal and the failure to define such a key term renders the Proposal materially false and misleading.

As in prior no-action letters, the Proposal is replete with misleading and undefined terms to such an extent that any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal. *See Bank of America Corporation* (February 25, 2008) (concurring in the omission of a proposal requesting a "moratorium on further involvement in activities that support MTR coal mining" as inherently vague and indefinite because the action requested of the company was unclear); *NSTAR* (January 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the terms "record keeping" or "financial records"); *People's Energy Corporation* (November 23, 2004) (concurring in the omission of a proposal requesting the company not provide indemnification to directors or officers for acts or omissions involving gross negligence or reckless neglect as inherently vague and indefinite because the term "reckless neglect" was left undefined). In *Wendy's International, Inc.* (February 24, 2006), the Staff concurred that a proposal requesting reports on "the progress made toward accelerating development of [controlled-atmosphere killing]" could be omitted in reliance on Rule 14a-8(i)(3) as inherently vague and indefinite because the term "accelerating development" was undefined such that the actions the company was to take to implement the proposal, if adopted, were unclear. Similarly, the Proposal requests the board to "adopt principles" to promote the national and international implementation of public policies to prevent the flow of illicit funds through the financial industry. However, neither the Proposal nor the Supporting Statement provides any reasonable definition of "illicit financial flows" or how the adoption of such principles would promote public policies to address such issues. As such, any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal.

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a8-(i)(3).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2011 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. John Harrington
Harrington Investments, Inc.

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

HARRINGTON
INVESTMENTS, INC.

RECEIVED BY THE

NOV 16 2010

OFFICE OF THE SECRETARY

November 11, 2010

Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Dear Mr. Secretary,

As a beneficial owner of JP Morgan Chase stock, I am submitting the enclosed shareholder resolution for inclusion in the 2011 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of JP Morgan Chase common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

WHEREAS:

The reputation of the U.S. financial industry is under significant pressure in the wake of both the global financial crisis and recent enforcement actions against financial institutions for tax evasion, money laundering and other malfeasance.

Although the U.S. is traditionally seen by the world as a leader in anti-corruption and financial transparency initiatives, recent investigations by law enforcement and Senate investigators have uncovered numerous examples of the U.S. financial system being used to receive wire transfers from embargoed countries, launder drug money, harbor the proceeds of illegal arms deals and purchase airplanes and mansions with money stolen by corrupt foreign officials.

Financial institutions have been the subject of a number of regulations over the past decade aimed at curtailing such abuses. The fact that they are still occurring, and that the amount of money involved is significant, suggests that policies covering a broader range of financial actors are needed to address the continuing problems in a holistic manner.

In addition, given the international integration of the global financial system and the U.S. role as a leader in providing global financial services, the success of initiatives pursued in the U.S. depends upon implementation of similar guidelines and frameworks worldwide. As a result, it is imperative that new public policy measures also be pursued in international fora.

Among the needed solutions are measures to more effectively scrutinize transactions by "politically exposed persons" (PEPs) -- defined as individuals who have held positions of public trust such as elected or appointed government officials, senior executives of government corporations, politicians and leading political party officials, etc., and their families and close associates. Under current U.S. law, PEP status indicates that a person is at higher risk for money laundering, and that a financial institution should consider additional measures to monitor his or her accounts.

The financial industry can only benefit from promoting public policies that begin to address some of the external factors that contribute to the flow of illicit funds through the financial system.

RESOLVED:

Shareholders request that the Board adopt principles for national and international reforms to prevent illicit financial flows, based upon the following four principles:

• That there should be established by governments or other third parties an international, publicly administered database of politically exposed persons so that all financial institutions can access it, and be privy to the same information, to enable consistently rigorous due diligence across the industry.

• That other actors in financial market transactions, such as realtors and escrow agents, attorneys and their client accounts, should be subject by public policy to strict anti-money laundering safeguards.

- That all privately held corporations that seek access to US financial markets should be obliged by public policy to disclose the names of natural persons having a substantial economic interest in such entity or exercising de facto control over its policies or operations.

- That the United States government should implement these principles through its policies, and by advocating for appropriate international mechanisms.

charles SCHWAB
INSTITUTIONAL

RECEIVED BY THE
NOV 16 2010
OFFICE OF THE SECRETARY

November 11, 2010

JP Morgan Chase & Co.
Attn: Corporate Secretary
270 Park Avenue
New York, NY 10017-2070

RE: John Harrington
JP Morgan Chase and Co. Stock Ownership (JPM)

Dear Secretary:

This letter is to verify that John C. Harrington has continuously held at least $2000 in market value of JP Morgan Chase stock for at least one year prior to November 11, 2010 (November 11, 2009 to present).

If you need additional information to satisfy your requirements, please contact me at 877-615-2386.

Sincerely,

Alisa Scott
Charles Schwab Advisor Services Group

Cc: John Harrington

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

November 23, 2010

Mr. John Harrington
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

Dear Mr. Harrington

This will acknowledge receipt of a letter dated November 11, 2010, whereby you advised JPMorgan Chase & Co. of your intention to submit a proposal requesting the Board "adopt principles for national and international reforms to prevent illicit financial flows" to be voted upon at our 2011 Annual Meeting.

Sincerely,

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com

JPMorgan Chase & Co.

76937784